FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

December 28, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Toronto, Ontario December 28, 2006 – Grandview Gold Inc. ("Grandview" or the “Company”) (GVX:TSX) is pleased to announce that it has raised gross proceeds of $1,559,998.70 (CAD) by way of a non-brokered private placement.

The private placement consisted of 2,399,998 "flow-through" units (the "Units") at a price of $0.65(CAD) per Unit. Each Unit consisted of one 'flow through' common share of Grandview and one-half of one non flow-through common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one common share of Grandview at a price of $1.40 (CAD) for a period of 24 months from closing.

The proceeds from the Unit offering will be used to fund the Company’s Canadian gold exploration programs at its newly optioned Rocky Ridge Gold Property in Manitoba, the Rice Lake Gold Property in Manitoba, and its Red Lake Gold Property in Ontario.

Grandview management is committed to the application of advanced geology, geophysical and geochemical science to historic and emerging data, to build targeting and modeling reports that reduce exploration risks and cost, and deliver maximum value to shareholders.

“We want to be ready to hit the ground running on our Canadian properties and make the most of the 2007 field season. We already have, in our opinion, world-class boardroom and field intelligence, but in order to continue our work in the field and remain accountable to our shareholders, we must continue to generate the capital necessary to risk-reduce and undertake exploration programs. These flow-thru funds will help us gain traction here in Canada in 2007,” says Grandview President and CEO Paul Sarjeant.

In connection with the offering Grandview was required to pay out of their working capital a cash finder's fee of 8% of the gross proceeds raised under the private placement and they were also required to issue finder's options to acquire non-flow-through Units of Grandview at a price of $0.65 per Unit for a period of 24 months from closing.

Grandview Gold Inc.

Grandview has an option to earn an undivided 70 percent interest in the Rocky Ridge property by incurring $600,000 (CAD) in resource exploration and development expenditures, $85,000 (CAD) in payments, and issuing 225,000 Grandview shares, over a two-year period.

Item 5.	Full Description of Material Change

Toronto, Ontario December 28, 2006 – Grandview Gold Inc. ("Grandview" or the “Company”) (GVX:TSX) is pleased to announce that it has raised gross proceeds of $1,559,998.70 (CAD) by way of a non-brokered private placement.

The private placement consisted of 2,399,998 "flow-through" units (the "Units") at a price of $0.65(CAD) per Unit. Each Unit consisted of one 'flow through' common share of Grandview and one-half of one non flow-through common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one common share of Grandview at a price of $1.40 (CAD) for a period of 24 months from closing.

The proceeds from the Unit offering will be used to fund the Company’s Canadian gold exploration programs at its newly optioned Rocky Ridge Gold Property in Manitoba, the Rice Lake Gold Property in Manitoba, and its Red Lake Gold Property in Ontario.

Grandview management is committed to the application of advanced geology, geophysical and geochemical science to historic and emerging data, to build targeting and modeling reports that reduce exploration risks and cost, and deliver maximum value to shareholders.

“We want to be ready to hit the ground running on our Canadian properties and make the most of the 2007 field season. We already have, in our opinion, world-class boardroom and field intelligence, but in order to continue our work in the field and remain accountable to our shareholders, we must continue to generate the capital necessary to risk-reduce and undertake exploration programs. These flow-thru funds will help us gain traction here in Canada in 2007,” says Grandview President and CEO Paul Sarjeant.

In connection with the offering Grandview was required to pay out of their working capital a cash finder's fee of 8% of the gross proceeds raised under the private placement and they were also required to issue finder's options to acquire non-flow-through Units of Grandview at a price of $0.65 per Unit for a period of 24 months from closing.

Grandview has an option to earn an undivided 70 percent interest in the Rocky Ridge property by incurring $600,000 (CAD) in resource exploration and development expenditures, $85,000 (CAD) in payments, and issuing 225,000 Grandview shares, over a two-year period.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Grandview Gold Inc.

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 2nd day of January 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.